

16013547

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torino Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, 23rd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Hirsch 212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jorge Piedrahita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torino Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


MICHAEL I LINEBERRY
Notary Public - State of New York
NO. 01LI6235587
Qualified in New York County
My Commission Expires Feb 14, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Ad3ptus

TORINO CAPITAL, LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

December 31, 2015

TORINO CAPITAL, LLC
Table of Contents



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of Torino Capital, LLC (a New York corporation) as of December 31, 2015, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Torino Capital, LLC's financial statements. The supplemental information is the responsibility of Torino Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
February 23, 2016

Offices:
New York City
Long Island
New Jersey

Torino Capital, LLC
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 4,416
Accounts receivable	123
Securities owned, at fair value (Note 3)	192,694
Due from clearing broker, net	860,178
Prepaid expenses	11,123
Clearing deposits	250,000
Trading deposit	205,940
Rental security deposit	71,840
Premises and equipment, net (Note 5)	64,017
TOTAL ASSETS	$ 1,660,331

LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 96,565
Commissions payable	108,414
Deferred rent	10,847
Total Liabilities	215,826
Subordinated Borrowing (Note 7)	1,000,000
Member's Equity	444,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,660,331

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Trading profits	$ 2,252,791
Other income	75,378
Total Revenue	2,328,169
Expenses	
Commission, salaries and benefits	1,482,414
Rent expense	147,355
Market research costs	163,802
Clearance charges	70,888
Travel and entertainment	91,056
Professional fees	77,800
Interest expense	35,709
Subordinated loan interest expense	10,000
Depreciation and amortization	24,347
Compliance	59,500
Correspondent fees	46,956
Consulting	32,754
General and administrative	190,036
Total Expenses	2,432,617
Net loss	$ (104,448)

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance - December 31, 2014	$	399,061
Capital contributions		175,000
Member distribution		(25,108)
Net loss		(104,448)
Balance - December 31, 2015	$	444,505

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Statement of Changes in Subordinated Borrowing
For the Year Ended December 31, 2015

Subordinated borrowing at January 1, 2015	$ -
Increases:	
Issuance of subordinated note	1,000,000
Subordinated borrowing at December 31, 2015	$ 1,000,000

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (104,448)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	24,347
Deferred rent amortization	(5,075)
Net change in operating assets and liabilitites:	
(Increase) in accounts receivable	(123)
(Increase) in debt securities owned	(189,022)
(Increase) in due from clearing broker	(603,522)
Decrease in prepaid expenses	9,715
(Increase) in clearing and trading deposits	(100,000)
(Increase) in clearing and trading deposits	(205,940)
Increase in accounts payable and accrued expenses	66,388
(Decrease) in commissions payable	(25,447)
Net cash used in operating activities	(1,133,127)
Cash flows from investing activities:	
Acquisition of premises and equipment	(19,336)
Cash flows from financing activities:	
Capital contributions	175,000
Member distribution	(25,108)
Proceeds from issuance of subordinated note	1,000,000
Net cash provided by financing activities	1,149,892
Decrease in cash	(2,571)
Cash, December 31, 2014	6,987
Cash, December 31, 2015	$ 4,416

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC (the Company) is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2012 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

For the period ended December 31, 2015, the Company has evaluated subsequent events for potential recognition or disclosure through February 23, 2016, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $1,293,516 and $100,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2015, the Company's net capital ratio was .17 to 1.

Note 3. SECURITIES OWNED

Securities owned consist of the following:

	Cost	Fair Value	Fair Value Over Cost
Fixed income securities	$ 187,536	$ 192,694	$ 5,158

Note 4. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 5. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2015 consists of the following:

Leasehold improvements	$ 21,715
Computers and equipment	61,372
Furniture and fixtures	59,310
	142,397
Less: Accumulated depreciation and amortization	(78,380)
Premises and equipment, net	$ 64,017

Note 6. COMMITMENTS AND CONTINGENCIES

The Company leases its office facility under a non-cancelable operating lease expiring in 2017. Future minimum lease payments for years ending December 31 are as follows:

Year	Amount
2016	$ 164,299
2017	14,084
	$ 178,383

Future rental commitments, when entered into, are not expected to be less than those currently existing.

Rent charged to expense for the Company's facility for the year ended December 31, 2015 was approximately $147,355.

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any current legal proceedings would not have a material effect on its financial position or results of operations.

Note 7. SUBORDINATED BORROWING

The borrowing under a subordination agreement at December 31, 2015, is listed in the following:

Subordinated note, 3 percent, due August 31, 2018	$ 1,000,000

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreement due on August 2018.

The fair value of subordinated borrowing is $1,000,000.

Note 8. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Participants may contribute a pre-tax percentage of their salary as defined, subject to Internal Revenue Code limitations. The Company matches contributions on a discretionary basis as determined by the sole Member. The amount charged to expense for the plan for the year ended December 31, 2015 was $23,816.

Note 9. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Debt securities owned, at fair value	$ --	$192,694	$ --	$192,694

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2015.

The Company's financial instruments, including cash, due from clearing brokers, other assets, payables, subordinated borrowing and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Torino Capital, LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2015

Member's Equity	$ 444,505
Add:	
Subordinated borrowing allowable in computation of net capital	1,000,000
Deductions/charges:	
Nonallowable assets:	
Premises and equipment, net	64,017
Receivables from non-customers	123
Other assets	82,963
Total debits	147,103
Net capital before haircuts	1,297,402
Haircuts on securities positions	3,886
Net Capital	1,293,516
Minimum requirements of 6-2/3% of aggregate indebtedness of $215,826 or SEC requirement of $100,000, whichever is greater	100,000
Excess net capital	$ 1,193,516
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 96,565
Commissions payable	108,414
Deferred rent	10,847
Total aggregate indebtedness	$ 215,826
Ratio of Aggregate Indebtedness to Net Capital	.17 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm on page 1.


Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torino Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torino Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Torino Capital, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Torino Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Torino Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 23, 2016

Offices:
New York City
Long Island
New Jersey


TORINO
Capital LLC

February 22, 2016

To Whom It May Concern,

As the CEO of Torino Capital, LLC, I am responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 15c3-3(k): 15c3-3(k)(2)(ii) the "exemption provision"). To the best of my knowledge and belief, I state the following:

(1) I identified the following provisions of 17 C.F.R. 15c3-3(k) under which Torino Capital LLC, claimed an exemption from 17 C.F.R. 240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provision")
(2) We met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.
(3) Identification of exception during the fiscal year is not applicable.

Jorge A. Piedrahita
CEO
Torino Capital, LLC



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Torino Capital, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Torino Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Torino Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Torino Capital, LLC's management is responsible for Torino Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, working papers and general ledger entries noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 23, 2016

Offices:
New York City
Long Island
New Jersey

Torino Capital, LLC
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2015

General Assessment	$	5,437
Less:		
Payment made with SIPC-6 on August 31, 2015		2,088
Remaining assessment balance due at December 31, 2015	$	3,349
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	2,174,616
General assessment @ .0025	$	5,437

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 13.